ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-156695 Dated December 2, 2009

UBS AG $•   Autocallable Optimization Securities with Contingent Protection Linked to the Market Vectors Gold Miners ETF due on or about June 30, 2011

Tactical Strategy for Flat or Bullish Markets

Investment Description

Autocallable Optimization Securities with Contingent Protection (the “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the Market Vectors Gold Miners ETF (the “underlying equity”). The Securities are designed for investors who believe that the level of the underlying equity will increase during the Observation Period through an investment linked to the underlying equity. The Securities will be called automatically if the underlying equity closes at or above the Starting Price on any Observation Date. You may lose up to 100% of your principal amount invested if the Securities have not been called and the underlying equity closes below the Trigger Price on the Final Valuation Date. You will receive a positive return on your Securities only if the underlying equity closes at a price equal to or above the Starting Price on any Observation Date, including the Final Valuation Date. Investing in the Securities involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Securities to maturity. Any payment on the Securities, including any principal protection, is subject to the creditworthiness of the Issuer.

Features
☐	Tactical Investment Opportunity — If you believe the underlying equity will appreciate in value over the term of the Securities but are unsure about the exact timing or magnitude of the appreciation, the Securities provide a potential opportunity to generate returns based on this market view. The Securities will be automatically called for the principal amount plus an amount based on the Call Return if the closing price of the underlying equity on any Observation Date is equal to or greater than the Starting Price. If the Securities are not called, investors will have full downside market exposure to the underlying equity at maturity, subject to the contingent protection feature.
☐	Contingent Protection Feature — If you hold the Securities to maturity, the Securities are not called on the Final Valuation Date and the underlying equity is above or equal to the Trigger Price on the Final Valuation Date, you will receive 100% of your principal, subject to the creditworthiness of the Issuer. If the underlying equity closes below the Trigger Price on the Final Valuation Date, your investment will be fully exposed to the negative Underlying Return.

Key Dates*

Trade Date	December 28, 2009
Settlement Date	December 31, 2009
Final Valuation Date	June 24, 2011
Maturity Date	June 30, 2011
*	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed to ensure that the stated term of the Securities remains the same.
Security Offering

These preliminary terms relate to Securities linked to the Market Vectors Gold Miners ETF. The Securities are offered at a minimum investment of 100 Securities at $10.00 per Security (representing a $1,000 investment), and integral multiples of $10.00 in excess thereof.

Underlying Equity	Call Return rate*	Starting Price*	Trigger Price	CUSIP	ISIN
The Market Vectors Gold Miners ETF (GDX)	25% to 29%	•	70% of the Starting Price	902661610	US9026616105
*	Annualized. Actual Call Return rate and Starting Price to be determined on the Trade Date.

See “Additional Information about UBS and the Securities” on page 2. The Securities will have the terms set forth in the Autocallable Optimization Securities with Contingent Protection (AOS CP) product supplement relating to the Securities, dated June 3, 2009, the accompanying prospectus and this free writing prospectus. See “Key Risks” on page 5 and the more detailed “Risk Factors” beginning on page PS-11 of the AOS CP product supplement relating to the Securities for risks related to an investment in the Securities.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Securities or passed upon the adequacy or accuracy of this free writing prospectus, or the accompanying AOS CP product supplement or prospectus. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities of UBS AG and are not FDIC insured.

Offering of Securities	Price to Public		Underwriting Discount		Proceeds to UBS AG
	Total	Per Security	Total	Per Security	Total	Per Security
Securities linked to the Market Vectors Gold Miners ETF	$•	$10.00	$•	$0.150	$•	$9.850

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Securities

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the securities we may offer, including the Securities) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the Securities that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC Web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	AOS CP Product supplement dated June 3, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000331/c151113_690360-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS”, “we”, “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, “Autocallable Optimization Securities with Contingent Protection” or the “Securities” refer to the Securities that are offered hereby. Also, references to the “AOS CP product supplement” mean the UBS product supplement, dated June 3, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants”, dated January 13, 2009.

Investor Suitability

The Securities may be suitable for you if:

♦	You believe the underlying equity will not close below the Trigger Price, which is 70% of the Starting Price, on the Final Valuation Date
♦	You believe the underlying equity will close at or above the Starting Price on one of the applicable Observation Dates, including the Final Valuation Date
♦	You are willing to hold securities that will be called on any Observation Date on which the underlying equity closes at or above the Starting Price, or you are otherwise willing to hold such securities to maturity
♦	You believe the underlying equity will remain stable for the term of the Securities and will close at or above the Starting Price on the Final Valuation Date
♦	You are willing to make an investment whose return is limited to the applicable Call Return, an annualized return of between 25% and 29%. The actual Call Return will be set on the Trade Date
♦	You do not seek current income from this investment and are not seeking an investment for which there will be an active secondary market
♦	You are willing to make an investment where you could lose some or all of your principal
♦	You seek exposure to the gold and silver ore mining industry
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the Securities

The Securities may not be suitable for you if:

♦	You believe the underlying equity will close below the Trigger Price, which is 70% of the Starting Price, on the Final Valuation Date
♦	You believe stock prices of companies involved in the gold and silver ore mining industry held by the underlying equity will decrease during the Observation Period
♦	You seek an investment that is 100% principal protected
♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount
♦	You seek an investment whose return is not limited to the applicable Call Return, an annualized return of between 25% and 29%. The actual Call Return will be set on the Trade Date
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to hold securities that will be called on any Observation Date on which the underlying equity closes at or above the Starting Price, or you are otherwise unable or unwilling to hold such securities to maturity
♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings
♦	You seek current income from your investment
♦	You do not seek exposure to the gold and silver ore mining industry
♦	You are unable or unwilling to assume the credit risk associated with the UBS, as Issuer of the Securities

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this free writing prospectus and the more detailed “Risk Factors” beginning on page PS-11 of the AOS CP Product Supplement for risks related to the Securities and the underlying equity.

Indicative Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per Security
Term	18 months, unless earlier called
Underlying Equity	The Market Vectors Gold Miners ETF (Ticker: GDX) (the “underlying equity”)
Call Feature	The Securities will be called if the closing level of the underlying equity on any Observation Date is at or above the Starting Price
Observation Dates	Quarterly, on or about March 25, 2010, June 24, 2010, September 24, 2010, December 28, 2010, March 25, 2011 and June 24, 2011(1)
Call Settlement Dates	Four business days following the applicable Observation Date
Call Return	If the Securities are called, you will receive on the applicable Call Settlement Date a cash payment per $10.00 principal amount of each Security equal to the Call Price for the applicable Observation Date. The Call Price will be based upon the applicable Call Return, at an annualized return of between 25% and 29%(2). The table below assumes a Call Return of 27% per annum.
Observation Date(3)	*Call Return (numbers below assume 27.00% per annum)	*Call Price (per $10.00)
March 25, 2010	6.75%	$10.68
June 24, 2010	13.50%	$11.35
September 24, 2010	20.25%	$12.03
December 28, 2010	27.00%	$12.70
March 25, 2011	33.75%	$13.38
June 24, 2011	40.50%	$14.05
*	Call Price amounts have been rounded for ease of analysis

Payment at Maturity (per Security)	If the Securities are not called and the Ending Price is above or equal to the Trigger Price on the Final Valuation Date, you will receive a cash payment on the Maturity Date equal to $10.00 per $10.00 principal amount Security.(4)
If the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date, you will receive a cash payment on the Maturity Date equal to:
$10.00 × (1 + Underlying Return)
Accordingly, you may lose all or a substantial portion of your principal at maturity, depending on how much the underlying equity declines.
Underlying Return	Ending Price – Starting Price Starting Price
Trigger Price	70% of the Starting Price
Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.
Starting Price	The closing price of the underlying equity on the Trade Date.
Ending Price	The closing price of the underlying equity on the Final Valuation Date.

Determining Payment upon a Call or at Maturity

Accordingly, you may lose some or all of your principal at maturity, depending on how much the underlying equity declines.

(1)	Subject to the market disruption event provisions set forth in the AOS CP product supplement beginning on page PS-24.
(2)	Actual Call Return to be determined on the Trade Date.
(3)	Expected. In the event that we make any changes to the expected Trade Date and Settlement Date, the Observation Dates may be changed.
(4)	Contingent principal protection is provided by UBS, as issuer, and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Hypothetical Examples of How the Securities Perform

The examples below illustrate the payment upon a call or at maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions (the actual terms will be determined on the Trade Date; amounts have been rounded for ease of reference):

Principal Amount:	$10.00
Term:	18 months
Starting Price:	53.65
Call Return:	27.00% per annum (or 6.75% per quarterly pay period)
Observation Dates:	Quarterly
Trigger Price:	37.56 (which is 70.00% of the Starting Price)

Example 1 — Securities are Called on the First Observation Date

Closing Price at first Observation Date:	60 (at or above Starting Price, Securities are called)
Call Price (per $10.00):	$10.68

Since the Securities are called on the first Observation Date, you will receive on the Call Settlement Date a total Call Price of $10.68 per $10.00 principal amount (6.75% return on the Securities).

Example 2 — Securities are Called on the Final Valuation Date

Closing Price at first Observation Date:	50 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	48 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	46 (below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	60 (at or above Starting Price, Securities are called)

Call Price (per $10.00):	$14.05

Since the Securities are called on the Final Valuation Date, you will receive on the Call Settlement Date (which coincides with the maturity date in this example) a total Call Price of $14.05 per $10.00 principal amount (40.50% return on the Securities).

Example 3 — Securities are NOT Called and the Ending Price is above the Trigger Price on the Final Valuation Date

Closing Price at first Observation Date:	50 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	48 (below Starting Price, Securities NOT called)
Closing Price at third Observation Date:	46 (below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	40 (below Starting Price but above Trigger Price, Securities NOT called)

Call Price (per $10.00):	$10.00

At maturity, you will receive a total of $10.00 per $10.00 principal amount (a zero return on the Securities). The Securities are not called during the Observation Period and the Ending Price is above or equal to the Trigger Price on the Final Valuation Date.

Example 4 — Securities are NOT Called and the Ending Price is below the Trigger Price on the Final Valuation Date.

Closing Price at first Observation Date:	50 (below Starting Price, Securities NOT called)
Closing Price at second Observation Date:	35 (below Starting Price and Trigger Price, Securities NOT called)
Closing Price at third Observation Date:	40 (below Starting Price, Securities NOT called)
Closing Price at Final Valuation Date:	34.87 (below Starting Price and Trigger Price, Securities NOT called)

Settlement Amount (per $10.00):	$10.00 × (1 + Underlying Return)
$10.00 × (1 – 35%)
$6.50

Since the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date, at maturity you will receive a total of $6.50 per $10.00 principal amount (a 35.00% loss on the Securities).

Key Risks

An investment in the Securities involves significant risks. Investing in the Securities is not equivalent to investing in any of the equities upon which the price of the underlying equity is based. These risks are explained in more detail in the “Risk Factors” section of the AOS CP product supplement beginning on page PS-11. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦	You may lose some or all of your principal — The Securities do not guarantee any return of principal at maturity. The return on the Securities depends on the underlying equity closing at or above the Starting Price on an Observation Date. You will lose some or all of your principal if the Securities are not called and the Ending Price is below the Trigger Price on the Final Valuation Date.
♦	The call feature limits your potential return — The appreciation potential of the Securities as of any Observation Date is limited to the applicable Call Price, regardless of the performance of the underlying equity. In addition, since the Securities could be called as early as the first Observation Date, the return on the Securities could be significantly lower than the maximum potential Call Return.
♦	Reinvestment Risk — If your Securities are called on any Observation Date, you may not be able to reinvest at comparable terms or returns.
♦	Contingent principal protection — The Securities provide principal protection only if the Ending Price is above or equal to the Trigger Price on the Final Valuation Date, and you hold the Securities to maturity. Principal protection depends on the ability of UBS to satisfy its obligations as they come due.
♦	No interest payments — You will not receive any interest payments on the Securities.
♦	There may be little or no secondary market — The Securities will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Securities will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the Securities, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Securities prior to maturity could be at a substantial discount from the initial price to public, and, as a result, you may suffer substantial losses.
♦	Owning the Securities is not the same as owning the underlying equity — The return on your Securities may not reflect the return you would realize if you actually owned the underlying equity. For instance, you will not receive or be entitled to receive any dividend payments or other distribution over the life of the Securities.
♦	Historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity — The historical performance of the underlying equity should not be taken as an indication of the future performance of the underlying equity during the term of the Securities.
♦	Credit of issuer — The Securities are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Securities, including any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Securities, and in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Securities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividend rate paid on the underlying equity; the time remaining to the maturity of the Securities; interest rates in the markets; geopolitical conditions and economic, financial, political and regulatory or judicial events; and the creditworthiness of UBS.
♦	Impact of fees on secondary market prices — Generally, the price of the Securities in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Securities.
♦	Single ETF risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, and other events affecting the companies whose common shares make up the components of the underlying equity, and by general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.
♦	Since its inception, the underlying equity has experienced periods of significant volatility — If the underlying equity continues to experience significant volatility, the likelihood increases that either your Securities will be called before the Maturity Date, limiting your appreciation potential such that your Call Return might be significantly lower than your maximum potential Call Return, or if your Securities are not called, that the Ending Price will close below the Trigger Price on the Final Valuation Date, eliminating the contingent principal protection feature and exposing you to the loss of some or all of your principal investment if the Underlying Return is negative.

♦	Limited antidilution protection — Although the calculation agent will adjust the amount payable at maturity for certain corporate events affecting the underlying equity, the calculation agent is not required to make an adjustment for every corporate event that can affect the underlying equity. Consequently, this could affect the calculation of the Underlying Return, the market value of the Securities and the amount payable at maturity of the Securities. For more information, see the section “General Terms of the Securities — Antidilution Adjustments” beginning on page PS-26 of the AOS CP product supplement.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with return linked to the performance of the underlying equity or the equity securities underlying the underlying equity, may adversely affect the market price of the underlying equity and, therefore, the market value of the Securities.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuers of the equity securities comprising the underlying equity, which may present a conflict between the obligations of UBS and you, as a holder of the Securities. The calculation agent, an affiliate of UBS, will determine whether the closing price of the underlying equity on the Final Valuation Date has fallen below the Trigger Price and the payment at maturity on the Securities. The calculation agent may postpone the maturity date if a market disruption event occurs and is continuing on the Final Valuation Date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the Securities. Any such research, opinions or recommendations could affect the value of the underlying equity or any equity security comprising the underlying equity, and therefore the market value of the Securities.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Securities are uncertain. You should consult your own tax advisor about your tax situation.

Risks specific to an investment in the Securities linked to the underlying equity

♦	There are Risks Associated with the underlying equity — Although the underlying equity’s shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlying equity or that there will be liquidity in the trading market. In addition, Van Eck Associates Corporation (“Van Eck”) is the underlying equity’s investment adviser. The underlying equity is subject to management risk, which is the risk that Van Eck’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, normally the underlying equity invests at least 95% of its total assets in securities that comprise the NYSE Arca Gold Miners Index (the “Underlying Index”); however a lesser percentage may be so invested by Van Eck who may choose to invest the remaining assets of the underlying equity in futures contracts, options and swaps as well as in money market instruments, including repurchase agreements. Any such action could adversely affect the market price of the shares of the underlying equity, and consequently, the value of the Securities.
♦	Differences Between the underlying equity and the Underlying Index — The underlying equity does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the underlying equity and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the underlying equity and the Underlying Index. Finally, because the shares of the underlying equity are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlying equity may differ from the net asset value per share of the underlying equity. For all of the foregoing reasons, the performance of the underlying equity may not correlate with the performance of the Underlying Index.
♦	Risks Associated with the Gold and Silver Mining Industries — All or substantially all of the equity securities held by the underlying equity are issued by gold or silver mining companies. Because the value of the Securities is linked to the performance of the underlying equity, an investment in these Securities will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.
♦	Management risk — The underlying equity is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the underlying equity, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index. Therefore, unless a specific security is removed from the Underlying Index, the underlying equity generally would not sell a security because the security’s issuer was in financial trouble.
♦	Limited operating history — The underlying equity has a limited operating history, having commenced on May 22, 2006. Although the shares of the underlying equity are listed for trading, there is no assurance that an active trading market will continue for the shares of the underlying equity or that there will be liquidity in the trading market.
♦	Fluctuation of NAV — The net asset value (the “NAV”) of the shares of an ETF may fluctuate with changes in the market value of the ETF securities. The market prices of the shares of the ETF may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one share of an ETF may differ from its NAV per share; shares of an ETF may trade at, above or below their NAV per share.
♦	Non-diversification — The underlying equity is a separate investment portfolio of Market Vectors ETF Trust, which is an open-end investment company registered under the Investment Company Act of 1940 (the “1940 Act”). The underlying equity is classified as a “non-diversified” investment company under the 1940 Act. As a result, the underlying equity is subject to the risk that it will be more volatile than a diversified fund because the underlying equity may invest its assets in a smaller number of issuers or may invest larger proportions of the assets of the underlying equity in a single company within the industry that comprise the Index.
♦	Exchange rate risk — Because the underlying equity will invest in securities denominated in currencies other than the U.S. dollar, changes in currency exchange rates may negatively impact the underlying equity’s returns. The values of the currencies of the countries in which the underlying equity may invest may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or global political or economic developments. Therefore, the underlying equity’s exposure to foreign currencies may result in reduced returns to the underlying equity.
♦	Investing in small- or mid-cap companies — The underlying equity may invest in small- or mid-cap companies. If it does so, it may be subject to certain risks associated with small- or mid-cap companies. These companies are often subject to less analyst coverage and may be in early and less predictable periods of their corporate existence. In addition, these companies often have greater price volatility, lower trading volume and less liquidity than larger more established companies. These companies tend to have smaller revenues, narrower product lines, less management depth and experience, smaller shares of their product or service markets, fewer financial resources and less competitive strength than larger companies.
♦	Relationship to Gold Bullion — The underlying equity measures the performance of gold shares and not gold bullion. Gold securities may under- or over-perform gold bullion over the short-term or the long-term.
♦	UBS cannot control actions by the underlying equity issuer, which may adjust the underlying equity in a way that could adversely affect the value of the Securities and the amount payable on the Securities, and the underlying equity issuer has no obligation to consider your interest — The policies of the underlying equity issuer concerning the calculation of the underlying equity’s net asset value, additions, deletions or substitutions of common stocks held by the underlying equity and the manner in which changes affecting the Underlying Index are reflected in the underlying equity could affect the market price of shares of the underlying equity and, therefore, the amount payable on the Securities at maturity. In addition, NYSE Arca, the publisher of the Index, is responsible for calculating and maintaining the Underlying Index. UBS and its affiliates are not affiliated with NYSE Arca in any way and have no way to control or predict its actions including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. The policies of NYSE Arca concerning the calculation of the Underlying Index could affect the level of the Underlying Index and consequently could affect the market prices of the shares of the underlying equity and, therefore, the amount payable on the Securities on a call or at maturity. NYSE Arca has no obligation to consider your interests in calculating or revising the Underlying Index.

Information about the Underlying Equity

Included on the following pages is a brief description of the underlying equity, or the “Fund”. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the Fund. Partial data is provided for the fourth calendar quarter of 2009. We obtained the closing price information set forth below from Bloomberg, L.P. without independent verification. You should not take the historical prices of the Fund as an indication of future performance.

The Market Vectors Gold Miners ETF (GDX)

We have derived all information contained in this free writing prospectus regarding the Fund from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust and Van Eck. We make no representation or warranty as to the accuracy or completeness of such information. The Fund is an investment portfolio of the Market Vectors ETF Trust, a registered investment company. Van Eck is the investment adviser to the Fund. The Fund is an Exchange Traded Fund that trades on the NYSE Arca, Inc. under the ticker symbol “GDX.”

The Fund is an exchange-traded fund that seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index (the “Underlying Index”). The Underlying Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in mining for gold or silver. The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million and that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index. It is possible that the Fund may not fully replicate the performance of the Underlying Index due to the temporary unavailability of certain securities in the secondary market or due to other extraordinary circumstances. Information provided to or filed with the SEC by the Fund pursuant to the Securities Act of 1933, as amended, and the 1940 Act, can be located by reference to the SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We make no representation or warranty as to the accuracy or completeness of such information.

Market Vectors is a service mark of Van Eck. The Securities are not sponsored, endorsed, sold, or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the Securities. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the Securities.

Historical Information

The following table sets forth the quarterly high and low closing prices for the Fund, based on daily closing prices on the NYSE Arca, as reported by Bloomberg L.P. The closing price of the Fund on December 1, 2009 was $53.65. The historical performance of the Fund should not be taken as an indication of the future performance of the Fund during the term of the Securities.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
4/3/2006*	6/30/2006	N/A	N/A	$38.70
7/3/2006	9/29/2006	$42.10	$33.46	$35.65
10/2/2006	12/29/2006	$42.12	$33.77	$39.91
1/3/2007	3/30/2007	$42.28	$36.67	$39.42
4/2/2007	6/29/2007	$42.74	$37.03	$37.89
7/2/2007	9/28/2007	$45.80	$34.65	$45.10
10/1/2007	12/31/2007	$52.48	$42.64	$45.85
1/2/2008	3/31/2008	$56.29	$46.42	$47.75
4/1/2008	6/30/2008	$51.40	$42.38	$48.52
7/1/2008	9/30/2008	$50.84	$27.95	$34.08
10/1/2008	12/31/2008	$33.96	$16.38	$33.88
1/2/2009	3/31/2009	$38.57	$28.20	$36.88
4/1/2009	6/30/2009	$44.55	$30.95	$37.76
7/1/2009	9/30/2009	$48.00	$35.14	$45.29
10/1/2009	12/1/2009**	$53.65**	$41.87**	$53.65**
*	The GDX Fund launched on May 22, 2006.
**	As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2009 includes data for the period from October 1, 2009 through December 1, 2009. Accordingly, the“Quarterly High,"“Quarterly Low” and“Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2009.

The graph below illustrates the performance of the Fund from May 22, 2006 to December 1, 2009, assuming a Starting Price of $53.65, which was the closing price of the Fund on December 1, 2009, and a Trigger Price equal to 70% of the Starting Price (the actual Starting Price and Trigger Price will be determined on the Trade Date).

Source: Bloomberg L.P.
Historical prices of the Fund should not be taken as an indication of future performance.

The NYSE Arca Gold Miners Index

Description of the NYSE Arca Gold Miners Index

We have derived all information contained in this free writing prospectus regarding the NYSE Arca Gold Miners Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by the NYSE Arca. Such information reflects the policies of, and is subject to change by, the NYSE Arca. We make no representation or warranty as to the accuracy or completeness of such information. The NYSE Arca Gold Miners Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the NYSE Arca Gold Miners Index.

The NYSE Arca Gold Miners Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

Eligibility Criteria for Index Components

The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

Index Calculation

The NYSE Arca Gold Miners Index is calculated using a modified market capitalization weighting methodology. The NYSE Arca Gold Miners Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the NYSE Arca Gold Miners Index:

(1)	the weight of any single component security may not account for more than 20% of the total value of the NYSE Arca Gold Miners Index;
(2)	the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the NYSE Arca Gold Miners Index. Large stocks are defined as having a NYSE Arca Gold Miners Index weight greater than or equal to 5%. Small securities are defined as having an NYSE Arca Gold Miners Index weight below 5%; and
(3)	the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the NYSE Arca Gold Miners Index may not account for more than 50% of the total NYSE Arca Gold Miners Index value.

The NYSE Arca Gold Miners Index is reviewed quarterly so that the NYSE Arca Gold Miners Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the NYSE Arca Gold Miners Index. Changes to the NYSE Arca Gold Miners Index compositions and/or the component share weights in the NYSE Arca Gold Miners Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

♦	Diversification Rule 1: If any component stock exceeds 20% of the total value of the NYSE Arca Gold Miners Index, then all stocks greater than 20% of the NYSE Arca Gold Miners Index are reduced to represent 20% of the value of the NYSE Arca Gold Miners Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.
♦	Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the NYSE Arca Gold Miners Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

The NYSE Arca Gold Miners Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the NYSE Arca Gold Miners Index during the quarterly review, if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the NYSE Arca Gold Miners Index are determined based upon current shares outstanding modified, if necessary, to provide greater Index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the NYSE Arca Gold Miners Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the NYSE Arca Gold Miners Index; the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

What are the Tax Consequences of the Securities?

The United States federal income tax consequences of your investment in the Securities are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” on page PS-38 of the AOS CP product supplement and discuss the tax consequences of your particular situation with your tax advisor.

Pursuant to the terms of the Securities, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Securities as a pre-paid derivative contract with respect to the underlying equity. If your Securities are so treated, you should generally recognize capital gain or loss upon the sale, call or maturity of your Securities in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Securities. Such gain or loss should generally be long term capital gain or loss if you have held your Securities for more than one year.

In the opinion of our counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Securities in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Securities, it is possible that your Securities could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-39 of the AOS CP product supplement.

It is possible that the Internal Revenue Service could assert that your Securities should be treated as a “constructive ownership transaction” which would be subject to the constructive ownership rules of Section 1260 of the Code. If your Securities were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, call or maturity of your Securities would be recharacterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such capital gain) to the extent that such capital gain exceeds the amount of long-term capital gain that you would have realized had you purchased an actual interest in the Fund on the date that you purchased your Securities and sold such interest in the Fund on the date of the sale or maturity of the Securities. In the opinion of our counsel, Sullivan & Cromwell LLP, however, the Securities should not be treated as subject to the constructive ownership rules of Section 1260.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2009 (unaudited)	CHF	USD
	(in millions)
Debt
Debt issued(1)	245,630	236,941
Total Debt	245,630	236,941
Minority Interest(2)	7,720	7,447
Shareholders’ Equity	39,536	38,138
Total capitalization	292,886	282,526

(1)	Includes Money Market Paper and Medium Term Securities as per Balance Sheet position.
(2)	Includes Trust preferred securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96463 (the exchange rate in effect as of September 30, 2009).

Supplemental Plan of Distribution

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell Securities in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate Structured Products (“Structured Products”), UBS organizes its Structured Products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The Securities are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of Structured Products and the types of principal protection that may be offered on those products. This description should not be relied upon as a description of any particular Structured Product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These Structured Products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These Structured Products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or ETFs or to allow efficient access to new markets. These Structured Products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These Structured Products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the underlying asset does decline below the specified threshold at any time during the term of the Securities, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the Securities to maturity.

Classification of Structured Products into categories is for informational purposes only and is not intended to guarantee particular results or performance.